UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13D-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CALLWAVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13126N 10 1 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not bee deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13126N 10 1	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter V. Sperling
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power. 665,049 (1) 6. Shared Voting Power. 3,215,930 (2) 7. Sole Dispositive Power. 665,049 (1) 8. Shared Dispositive Power. 3,215,930 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,880,979 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions).	☐
11.	Percent of Class Represented by Amount in Row (9). 20.0%
12.	Type of Reporting Person (See Instructions). IN

(1)	Includes (a) 3,348 shares of Common Stock that may be acquired by Mr. Sperling within 60 days upon the exercise of stock options to purchase shares of Common Stock, and (b) 100,500 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock held by Mr. Sperling.
(2)	Includes (a) 733,628 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock owned by the John G. Sperling 1994 Irrevocable Trust of which Mr. Sperling is a co-trustee with shared voting and investment power, and (b) 2,407,302 shares of Common Stock held by Mr. Sperling and Stephanie G. Sperling as community property, as to which Mr. Sperling has shared voting and investment power. Except as described in (b), above, Mr. Sperling does not have any interest in the above-referenced shares other than in his capacity as trustee of the John G. Sperling 1994 Irrevocable Trust, and Mr. Sperling disclaims any other interest in the shares held by such trust.

CUSIP No. 13126N 10 1	Page 3 of 5

Item 1.	Name of Issuer

	(a)	Name of Issuer:

CallWave, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

136 W. Canon Perdido Street, Ste. A, Santa Barbara, CA 93101.

Item 2.	Identity and Background.

1.

	(a)	Name of Person Filing:

Peter V. Sperling

	(b)	Address of Principal Business Office, or if none, Residence:

5290 E. Exeter Boulevard, Phoenix, AZ 85018

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number:

13126N 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒ Not Applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 13126N 10 1	Page 4 of 5

Item 4.	Ownership

Calculated pursuant to Rule 13d-3(d). The percentages of beneficial ownership below are based on 19,358,717 shares of Common Stock outstanding as of December 31, 2004 as reported in the Issuer’s quarterly report for the period ended December 31, 2004 on Form 10-Q.

1.	Peter V. Sperling

(a) Amount beneficially owned:

3,880,979

(b) Percent of class:

20.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

665,049

(ii) Shared power to vote or to direct the vote:

3,215,930

(iii) Sole power to dispose or to direct the disposition of:

665,049

(iv) Shared power to dispose or to direct the disposition of:

3,215,930

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 13126N 10 1	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2005

/s/ Peter V. Sperling
Peter V. Sperling